SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(b)

(Amendment No. 1)*

Questron Technology, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

748372208
(CUSIP Number)

Harold I. Steinbach, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New
York, New York  10176, Tel: (212) 986-6000
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 1998
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          Mr. Jay R. Petschek

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER

          198,397

6.   SHARED VOTING POWER

          54,282

7.   SOLE DISPOSITIVE POWER

          198,397

8.   SHARED DISPOSITIVE POWER

          54,282

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          252,679

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.29%

12.  TYPE OF REPORTING PERSON*

          IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          Corsair Management Company, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          54,282

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          54,282

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          54,282

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          1.14%

12.  TYPE OF REPORTING PERSON*

          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          Corsair Managing Partners

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          54,282

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          54,282

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          54,282

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          1.14%

12.  TYPE OF REPORTING PERSON*

          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
     This statement is filed pursuant
 to Rule 13d-2(b) withrespect to the shares of common stock, $.001 par value (the"Common Stock") of Questron Technology, Inc. (the "Issuer")
beneficially owned by the Reporting Persons specified herein as of January 1, 1999 and amends and supplements the Schedule
13G dated July 16, 1998 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          (1) Mr. Petschek has beneficial ownership of 252,679 shares of Common Stock by virtue of his position as (i) the sole general partner of Corsair Partners, which holds 164,597 shares of Common Stock and warrants exercisable for 33,800 shares of Common Stock, for which Mr. Petschek has sole voting power and sole dispositive power, and (ii) the sole shareholder of Corsair Management which is a general partner of Corsair Managing Partners ("CMP") (with CMP as sole general partner of Corsair Partners II), with Corsair Partners II holding 45,582 shares of Common Stock and warrants exercisable for 8,700 shares of Common Stock, over which Mr. Petschek may be deemed to have shared voting power and shared dispositive power with CMP and Corsair Management.

          (2) Corsair Management has beneficial ownership of 54,282 shares of Common Stock by virtue of its position as a general partner of CMP (which is the sole general partner of Corsair Partners II), with Corsair Partners II holding 45,582 shares of Common Stock and warrants exercisable for 8,700 shares of Common Stock, over which Corsair Management may be deemed to have shared voting power and shared dispositive power with Mr. Petschek and CMP.

          (3) CMP has beneficial ownership of 54,282 shares of Common Stock by virtue of its position as the sole general partner of Corsair Partners II, with Corsair Partners II holding 45,582 shares of Common Stock and warrants exercisable for 8,700 shares of Common Stock, over which CMP may be deemed to have shared voting power and shared dispositive power with Mr. Petschek and Corsair Management.
          Mr. Petschek, Corsair Management and CMP expressly disclaim beneficial ownership of any shares of Common Stock not directly held for the accounts of Corsair Partners or Corsair Partners II.

     (b)  Percent of class:

          Mr. Petschek's beneficial ownership of 252,679 shares of Common Stock constitutes 5.29% of all of the outstanding shares of Common Stock. Corsair Management and CMP's shared beneficial ownership of 54,282 shares of Common Stock constitutes 1.14% of all of the outstanding shares of Common Stock. Together, Mr. Petschek, Corsair Management and CMP beneficially own 5.29% of all of the outstanding shares of Common Stock.

          The percentages used herein are calculated based upon the 4,736,935 shares of Common Stock stated to be issued and outstanding as of November 6, 1998 in the Issuer's Quarterly Report on Form 10-QSB for the quarter period ended September 30, 1998.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information with respect to him or it set forth in this statement is true, complete, and correct.


Dated: February 12, 1999


                    /s/ Jay R. Petschek
                     Jay R. Petschek


                    CORSAIR MANAGEMENT COMPANY, INC.


                    By: /s/ Jay R. Petschek
                         Jay R. Petschek
                         President


                    CORSAIR MANAGING PARTNERS

                    By:  Corsair Management Company,
                         Inc., a general partner


                         By: /s/ Jay R. Petschek
                              Jay R. Petschek
                              President